COREFUNDS, INC.

                   REGULAR MEETING OF THE B0ARD OF DIRECTORS

                                DECEMBER 4, 1991

        A regular meeting of the Board of Directors of CoreFunds, Inc. (the "Fund") was held pursuant to notice given to all directors at the Union League Club, 140 S. Broad Street, Philadelphia, Pennsylvania at 8:30 a.m. on December 4, 1991.

        The following members of the Board of Directors, constituting all of the members of the Board of Directors, were present:

                         Phillip Alampi
                         Francis J. Bruzda
                         Emil Mikity

        Also present at the invitation of the Directors were Richard B. Seidel, Treasurer of the Fund; George H. Strong, a director of Viking Money Market Fund, Inc. and Viking Equity Index Fund, Inc.; Dung Vukhac and Richard Lindsay of CoreStates Investment Advisers, Inc. ("CSIA"); Marianne Hay of Martin Currie, Inc. ("Martin Currie") and Thomas Jones of Morgan, Lewis & Bockius.

        Mr. Bruzda acted as chairman of the meeting and Mr. Jones acted as secretary of the meeting.

        The first order of business undertaken was the review of the minutes of the meeting of the Board of Directors held September 3, 1991. Upon motion duly made and seconded, it was unanimously:

        RESOLVED, that the Minutes of the regular meeting of the Board of Directors on September 3, 1991, as presented, be and they hereby are approved.

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        Mr. Bruzda then turned to the proposed resolutions set forth in the meeting materials which pertained to the calendar year-end distributions for the Fund's portfolios. After Mr. Seidel discussed the purpose of the proposed resolutions, upon motion duly made and seconded, it was unanimously:

Calendar Year-End Distribution - Cash Reserve, Treasury Reserve and Fiduciary Reserve Portfolios

        WHEREAS, the officers of the Fund have reported that consistent with the policy of the Fund no capital gains have been realized during the 12-month period ending October 31, 1991 for the Fund's money market portfolios and that daily dividends equal to the investment company income have been declared and paid throughout the year:

        RESOLVED, that in order to comply with the distribution requirements applicable to regulated investment companies under the Internal Revenue Code of 1986, as amended, there is declared a dividend to shareholders of record of each of the Fund's money market portfolios on December 30, 1991, a dividend payable on December 31, 1991, in an amount, if any, as may be necessary to ensure that there have been distributions to such shareholders of as close as possible to 100%, but not less than 98% nor more than 100%, of the net investment income of the portfolios for the year ending December 31, 1991; and

Calendar Year-End Distribution - Tax-Free Reserve Portfolio

        WHEREAS, the officers of the Fund have reported that consistent with the policy of the Fund no capital gains have been realized during the 12-month period ending October 31, 1991 for the Fund's Tax-Free Reserve portfolio and that daily dividends equal to the investment company income have been declared and paid throughout the year:

        RESOLVED, that in order to comply with the distribution requirements applicable to regulated investment companies under the Internal Revenue Code of 1986, as amended, there is declared a dividend to shareholders of record of the Fund's Tax-Free Reserve portfolio on December 30, 1991, a dividend payable on December 31, 1991, in an amount, if any, as may be necessary to ensure that there have been distributions to such

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        shareholders of as close as possible to 100%, but not less than 98% nor more than 100%, of the net investment income of the portfolios for the year ending December 31, 1991.

Calendar Year-End Distribution - Value Equity, International Growth and Equity Index Portfolios

        RESOLVED, that a determination of the net investment income of each of the CoreFunds International Growth Fund and CoreFunds Value Equity Fund (the "Portfolios") for the year ending December 31, 1991, be made as of the close of business on such date, exclusive of realized capital gains and in accordance with generally accepted accounting principles, including the accrual of any interest earned and an appropriate charge to expenses with respect to the expenses of the portfolio accrued during such period, plus any dividends or other distributions on the portfolio securities during such period;

        FURTHER RESOLVED, that the President and Treasurer of the Fund shall together determine the amount of dividends arising from net income to be distributed to shareholders of such Portfolios for the year ending December 31, 1991; provided, however, such amount shall be no less than 98% and as much as 100% of the accumulated and undistributed net investment income of each Portfolio for the year ending December 31, 1991, as determined in accordance with the foregoing resolution, which amount shall be distributed pro rata on a per share basis to the persons who are shareholders of record of each of the Portfolios at the close of business on December 30, 1991, provided that the amount of such Portfolio's accumulated undistributed net investment income that is so distributed shall be rounded down to the nearest cent per Portfolio share;

        FURTHER RESOLVED, that such distribution shall be paid on December 31, 1991 as follows: (i) in the case of those holders of shares who have so elected in writing prior to the date of distribution, in cash, in accordance with their elections or (ii) in additional whole and fractional shares of the portfolio with respect to which the distribution is made, valued at their net asset value as of the determination of net asset value per share on such payment due, except that dividends payable to shareholders who redeem all of their shares of each Portfolio shall be distributed in cash within seven business days after such redemption;

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        FURTHER RESOLVED, that a determination of the undistributed capital gain income, if any, of such Portfolios for the 12-month period ending
        October 31, 1991 be made as of the close of business on December 31, 1991 in accordance with generally accepted accounting principles; and that all of such undistributed capital gain net income, as so determined, shall be distributed pro rata on a per share basis to the persons who are shareholders of record of such Portfolios at the close of business on December 30, 1991, on or about December 31, 1991 as follows: (i) in the case of those holders of shares who have so elected in writing prior to the date of distribution, in cash, in accordance with their elections or (ii) in additional whole and fractional shares of the Portfolio with respect to which the distribution is made, valued at their net asset value as of the determination of net asset value per share on such payment date, except that dividends payable to shareholders who redeem all of their shares of each Portfolio shall be distributed in cash within seven business days after such redemption.

        After Mr. Seidel discussed the compliance checklist and financial information materials that had been sent previously to the Directors, Messrs. Lindsay and Vukhac presented the reports of CSIA on the Fund's portfolios. Mr. Vukhac begun by discussing the taxable money market portfolios, noting that all had been performing well and had continued growing in size. He stated that the average maturities of these portfolios had been extended to obtain the benefits of higher short-term interest rates. He then discussed short-term interest rates and the factors currently affecting their direction. Mr. Vukhac then continued the report on the taxable money market portfolios by discussing the concern CSIA has that the portfolios be prepared to sell positions in companies that experience credit problems and receive credit rating downgrades. Mr. Vukhac also stated that CSIA is attentive to the problems

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affecting Japanese banks due to recent scandals. Mr. Vukhac then generally spoke of CSIA's concern about investing in securities that may experience credit difficulties.

        Discussion next centered on CoreFund Tax-Free Reserve. Mr. Vukhac commented that the Tax-Free portfolio had been seeking to invest in fixed rate securities and would continue to seek to invest in fixed rate securities with durations extending through the first quarter of 1992. Mr. Vukhac explained that this was being done because the first quarter of a new year, particularly the period from January 15 to March 15, often had very low yields for tax-exempt obligations. Mr. Vukhac concluded his discussion of the Tax-Free portfolio by noting that its yield was competitive and that its average maturity was sixty-one days. Mr. Mikity then questioned whether the tax-exempt portfolios of the Fund could purchase tax-exempt obligations in any state. Mr. Vukhac responded that credit ratings determine whether a particular state's obligations are eligible for investment by the portfolios and that typically 80% of the Tax-Free Reserve is invested in Pennsylvania obligations as that is what the investors desire. Mr. Mikity then inquired whether the Fund purchases any insured issues. Mr. Vukhac responded that the Fund does purchase some insured issues, but before doing so insists that the underlying security be rated at least A and carefully examines the insurer of the issue to ensure its stability.

        At this point, Mr. Lindsay informed the Directors that on November 19, 1991 the Fiduciary Tax-Free Reserve had been

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funded and that the Fiduciary Treasury Reserve portfolio should be funded by the end of the year. Mr. Lindsay then presented the report on the Equity Index Fund. He noted that the Equity Index Fund had been performing well, basically matching the Standard & Poor's 500 Index except for the 70 basis points expense ratio of the portfolio. Mr. Lindsay commented that the Equity Index Fund had taken steps to reduce its expense ratio, had merged the Viking Equity Index portfolios into it, and had merged its General and Fiduciary portfolios. Collectively, these steps enabled the Equity Index Fund to reduce its expense ratio and become more competitive with similar funds. Mr. Lindsay commented that the Equity Index Fund would seek to further reduce its expense ratio so as to become even more competitive with similar funds.

        Mr. Lindsay next discussed the Value Equity Fund. He noted that the Value Equity Fund had achieved excellent returns and that its sub-adviser, Cashman, Farrell and Associates continued to purchase securities that were undervalued and had low price to earnings ratios.

        Marianne Hay of Martin Currie, sub-advisor to the International Growth Fund, then began a presentation on Martin Currie and the International Growth Fund. Ms. Hay presented and discussed overhead projections on the background of Martin Currie and its investment practices. Ms. Hay stated that Martin Currie advises pension funds, closed-end and open-end mutual funds and charitable funds, with $4.6 billion under management. In response to a question by Mr. Mikity as to how much of this sum represented investments of United States customers, Ms. Hay stated that $200 million came from these customers and that $28 million came from the International Growth Fund.

        Ms. Hay continued her presentation by presenting a chart demonstrating the International Growth Fund's asset allocation over geographical locations, and noting that Martin Currie is emphasizing the Pacific Basin in its investments of the International Growth Fund's assets. Ms. Hay then showed a comparison between the International Growth Fund and the EAFE Index which revealed that the International Growth Fund is generally outperforming the EAFE Index. At this point Ms. Hay distributed to the Directors and discussed a summary of Martin Currie's outlook on particular geographical areas. This summary is attached as Exhibit A.

        Upon the conclusion of her presentation Ms. Hay responded to several questions from the Directors. Mr. Strong inquired how Martin Currie invests in Mexico and Ms. Hay responded that Martin Currie often invests in securities that are liquid, such as American Depositary Receipts ("ADRs"). Ms. Hay added currently Martin Currie is focusing on consumer stocks and stocks of companies that will build Mexico's infrastructure. Mr. Strong also inquired how Martin Currie obtains current and reliable information on Mexican companies and Ms. Hay responded that Martin Currie obtains information in a variety of ways, such as visiting the companies or obtaining the information that these companies are required to provide if they sell ADRs.

        Mr. Bruzda then turned the focus of the meeting to a discussion of Rule 12b-1 and the Fund's plans for offering separate classes of certain of its current portfolios and implementing sales loads and distribution plans. Mr. Lindsay commenced the discussion by outlining the considerations CSIA had undertaken in seeking the Exemptive Order that was obtained from the Securities and Exchange Commission and explaining how the adoption of sales loads and distribution plans would work and why these sales loads and distribution plans were being considered. Mr. Lindsay and Mr. Bruzda clarified the distinctions between sales loads, distribution fees and Rule 12b-1 before Mr. Lindsay explained that CSIA believed that the adoption of sales loads and distribution plans was necessary for the Fund to effectively compete against similar funds. Mr. Lindsay spoke of the barrier CSIA encountered when marketing the Fund's portfolios to 401(k) plans because the Fund's smaller size made potential 401(k) investors reluctant to invest in the Fund. Mr. Lindsay also spoke of the much greater advertising efforts of competing funds and how the Fund could not successfully compete against those funds with the much more limited marketing efforts currently made on its behalf.

        Mr. Lindsay stated that CSIA believed that the adoption of sales loads and distribution plans would enable the Fund's portfolios to grow in size, compete more successfully with its competitors and provide its shareholders better services. He noted that currently investors of a particular Fund portfolio who may be seeking to invest in another segment of the market have no person to contact to discuss the options that the Fund's portfolios offer. Mr. Lindsay stated that CSIA believes there is a large market of investors who are willing to pay sales loads and distribution fees because they do not want to research their investment options and will pay the sales load and distribution fee in order to have their investment decision made for them. Furthermore, Mr. Lindsay stated that some investors also want to obtain better servicing of their accounts and distribution plans provide brokers incentives to be more attentive to investor accounts.

        As Mr. Lindsay discussed the adoption of classes of certain portfolios and the adoption of sales loads and distribution plans, the Directors asked several questions. Mr. Strong asked whether Rule 12b-1 distribution fees would increase a portfolio's expense ratio and therefore reduce its competitiveness. Mr. Mikity also inquired whether studies had indicated Rule 12b-1 plans tend to reduce a fund's yield. Mr. Lindsay and Mr. Bruzda responded that these fees would increase a portfolio's expense ratio and would reduce yield to the extent of the Rule 12b-1 fee, but noted also that a growth in a portfolio's size may result in economies of scale that would reduce the portfolio's expenses. Mr. Mikity inquired what the minimum investment would be for an investor to obtain a waiver of the sales load or Rule 12b-1 fees and Mr. Lindsay responded that CSIA was not certain at this time what that minimum investment level would be.

        Mr. Strong asked whether a broker obtaining a Rule 12b-1 fee commission would receive that commission annually as long as those assets the broker brought into the Fund remained there. Mr. Vukhac responded that the broker would receive such an annual commission and noted that a broker would therefore have an incentive to provide services for investors that would encourage the investors to remain in the Fund.

        Mr. Strong then inquired where the Fund would stand competitively if it adopted sales loads and distribution fees. Mr. Lindsay responded that most of the Fund's competitors have Rule 12b-1 plans. Mr. Strong then inquired whether Vanguard has sales loads or Rule 12b-1 plans and Mr. Lindsay responded that Vanguard did not and that Vanguard's approach and market target were different from that of the Fund. Discussion then ensued of how an investor is directed to a particular fund upon calling a broker and it was explained that typically a Merrill Lynch broker, for example, would place the investor in one of the brokerage company's funds and obtain the benefit of the sales load and Rule 12b-1 commission. Mr. Mikity then inquired about the size and locations of the Capital Markets Group of CoreStates and Mr. Lindsay responded that the Capital Markets Group has three locations and employs approximately twenty-five persons.

        At this point Mr. Jones provided the Directors a discussion of the legal requirements of Rule 12b-1. A memorandum prepared by Morgan, Lewis & Bockius discussing Rule 12b-1 had been sent to the Directors previously. Mr. Jones discussed the procedural and substantive requirements of Rule 12b-1, noting the provisions the written Rule 12b-1 plan must contain and emphasizing the role the Directors, particularly the independent Directors, have under Rule 12b-1. Mr. Strong then inquired how many mutual funds have adopted Rule 12b-1 plans and Mr. Jones responded that he had read a 1988 court opinion that had stated 415 mutual funds had Rule 12b-1 plans at that time. Mr. Strong then inquired the circumstances under which the Directors may face potential liability in connection with adopting a Rule 12b-1 plan. Mr. Jones responded that liability could stem from a failure to follow the procedural and substantive requirements of Rule 12b-1 and that Directors must satisfy their fiduciary duties under the Investment Company Act of 1940 as well as state law in deciding to approve a Rule 12b-1 plan.

        Further discussion then ensued on the compensation of brokers in connection with the adoption of sales loads and Rule 12b-1 plans. Mr. Mikity inquired how much of the sales load and Rule 12b-1 fees would go to a broker and Mr. Lindsay and Mr. Bruzda provided estimates of those numbers. Mr. Strong then inquired about the sum on which a broker would obtain a Rule 12b-1 fee commission on and Mr. Seidel responded that with Rule 12b-1 plans adopted for the Fund's money market portfolios the

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commission would be based upon the dividend income the portfolio generates.

        At this time, there being no further business to come before the meeting, upon motion duly made and seconded, the meeting was adjourned at approximately 10:15 a.m.

                                            Respectfully submitted,

                                            -----------------------------------
                                            Thomas D. Jones, III
                                            Secretary

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                                    EXHIBIT E

                                 COREFUNDS, INC.

                    REGULAR MEETING OF THE BOARD OF DIRECTORS

                                 MARCH 3, 1992

        A regular meeting of the Board of Directors of CoreFunds, Inc. (the "Fund") was held, pursuant to notice given to all directors, at the Union League Club, 140 S. Broad Street, Philadelphia, Pennsylvania at 8:30 a.m. on
March 3, 1992.

        The following members of the Board of Directors, constituting all of the members of the Board of Directors, were present:

                    Phillip Alampi
                    Francis J. Bruzda
                    Emil Mikity

        Also present at the invitation of the Directors were Richard B. Seidel, Treasurer of the Fund; George H. Strong, a special consultant; Dung Vukhac and Richard Lindsay of CoreStates Investment Advisers, Inc. ("CSIA"); and James Jennings and Thomas Jones of Morgan, Lewis & Bockius.

        Mr. Bruzda acted as chairman of the meeting and Mr. Jones acted as secretary of the meeting.

        The first order of business undertaken was the review of the minutes of the meeting of the Board of Directors held December 4, 1991. Upon motion duly made and seconded, it was unanimously:

        RESOLVED, that the Minutes of the regular meeting of the Board of Directors on December 4, 1991, as presented, be and they hereby are approved. Mr. Bruzda then turned to the proposed resolutions set forth in the meeting materials which pertained to the determination of the income and distribution of dividends for the Value Equity and Growth Equity Portfolios. After Mr. Seidel discussed the purpose of the proposed resolutions, upon motion duly made and seconded, it was unanimously:

        RESOLVED, that a determination of the net investment income of the Fund's Value Equity Portfolio and Growth Equity Portfolio for the fiscal quarter ending March 31, 1992, be made as of the close of business on such date, exclusive of realized capital gains and in accordance with generally accepted accounting principles, including the accrual of any interest earned and an appropriate charge to expenses with respect to the expenses of the Value Equity Portfolio accrued during such period, plus dividends or other distributions on the portfolio securities during such period;

        FURTHER RESOLVED, that the President and Treasurer of the Fund shall together determine the amount of dividends arising from net income to be distributed to shareholders of the Fund's Value Equity Portfolio and Growth Equity Portfolio for the fiscal quarter ending March 31, 1992, taking into consideration the objective of evenly distributing income during each quarter of the fiscal year; provided, however, such amount shall be no less than 90% and as much as 100% of the accumulated and undistributed net investment income of the Fund's Value Equity Portfolio and Growth Equity Portfolio for the period ending March 31, 1992, as determined in accordance with the foregoing resolution, which amount shall be distributed pro rata on a per share basis to the persons who are shareholders of record of such Portfolio at the close of business on March 30, 1992, provided that the amount of the accumulated undistributed net investment income of the Value Equity Portfolio and the Growth Equity Portfolio that is so distributed shall be rounded down to the nearest cent per Portfolio share; and

        FURTHER RESOLVED, that such distribution shall be paid on March 31, 1992
        (i) in the case of those holders of shares who have so elected in writing prior to the date of distribution, in cash, in accordance with their elections or (ii) in additional whole and fractional shares of the Portfolio with respect to which the distribution is made, valued at their net asset value as of the determination of net asset value per share on such payment date.

        Mr. Bruzda then discussed the resolution concerning the election of Mr. James Nesher as Assistant Treasurer of the Fund, and upon motion duly made and seconded, it was unanimously:

        RESOLVED, that the following person be, and he hereby is, elected to the office set forth opposite his name, to hold office and to serve until his successor is duly elected or until his earlier resignation or removal as provided in the Fund's By-laws:

             James Lesher              Assistant Treasurer

        Messrs. Lindsay and Vukhac then presented the reports of CSIA on the Fund's portfolios. Mr. Vukhac began by discussing the taxable money market portfolios, noting that both the Cash Reserve and Treasury Reserve portfolios had enjoyed considerable growth since the last reporting period and that both were producing favorable yields while maintaining the quality of their investments.

        Mr. Vukhac next discussed the Fiduciary Tax-Free Reserve and Tax-Free Reserve portfolios, stating that they have both grown in size and that while their yields remain relatively low, CSIA believes that their average maturities will increase and their yields will be more competitive by June 1992. Mr. Vukhac emphasized that the quality of the investments of the tax-exempt portfolios remains a key focus of CSIA.

        Discussion next focused upon the International Growth Fund, which had experienced a difficult quarter and had produced yields below the Morgan Stanley Capital International EAFE Index. Mr. Vukhac explained that this underperformance stemmed primarily from the concentration by the sub-advisor, Martin Currie, in cyclical stocks in the United Kingdom and Western Europe in anticipation of a greater economic turnaround then had occurred as well as Martin Currie's expectation that the dollar would strengthen, which did not occur. At this point Mr. Strong inquired whether Martin Currie consulted with CSIA in making investment decisions and Mr. Vukhac responded that discussions are held between the investment advisors but that CSIA has confidence in Martin Currie's judgment because of Martin Currie's experience and performance record. A discussion was held at this time between the Directors and CSIA concerning the international investing arena and the situations in particular areas of the world, including Great Britain, the Commonwealth of Independent States and the United States. The Directors inquired of Mr. Vukhac what CSIA's impressions were of these particular situations and Mr. Vukhac responded with CSIA's outlook.

        Mr. Lindsay then provided the investment report on the Value Equity Fund. Mr. Lindsay commented that while Cashman, Farrell, the sub-advisor to the Value Equity Fund, had underperformed the market for the most recent quarter, it had outperformed the market for the year and he commented that CSIA was pleased with the performance achieved by Cashman, Farrell.

        Mr. Lindsay next discussed the Equity Index Fund. He informed the Directors that a new manager had assumed responsibility for the Equity Index Fund and would be working in conjunction with the model that replicates the S&P Index. Mr. Lindsay pointed out that the Equity Index Fund's merger with Viking Equity Index Fund had resulted in reduced expenses for the Equity Index Fund, and that the expense ratio had been reduced from a high of 170 basis points to a level of approximately 50 basis points. Mr. Lindsay also reported that CSIA was taking further efforts to reduce this expense ratio. He remarked that the Equity Index Fund had been growing in size and had seen more interest from 401(k) plans. Mr. Vukhac and Mr. Lindsay then stated that CSIA was currently studying whether enabling the Equity Index Fund to invest in S&P futures as it grows in size would aid the Equity Index Fund to reduce the expenses associated with small investment transactions in the stocks that make up the S&P Index. CSIA will report to the Board if they determine that enabling the Equity Index Fund to invest in such futures would help reduce expenses.

        Mr. Lindsay concluded CSIA's investment report by discussing the performance results of the employee benefit funds offered by CoreStates and the CoreStates Growth Equity Fund, a bank common trust fund. Messrs. Strong and Mikity then asked questions regarding the investment style employed by the manager of the Growth Equity Fund and its portfolio turnover rate, and Messrs. Vukhac and Lindsay responded to these questions while providing further information about the Growth Equity Fund.

        At this point Mr. Bruzda asked that Mr. Jennings discuss the legal issues connected with the adoption of sales loads by certain portfolios of the Fund and to provide background to the introduction of classes to certain portfolios pursuant to the Exemptive Order (the "Order") obtained by the Fund from the Securities and Exchange Commission. Mr. Jennings discussed the background to the Fund's obtaining the Order and its purpose, referring to memoranda which had been distributed to the Directors. (These Morgan, Lewis & Bockius memoranda are attached as Exhibits A and B, respectively, to these minutes.)

        Mr. Jennings continued to discuss the Rule 12b-1 distribution plans that certain classes would implement with Director approval. Mr. Strong inquired whether 12b-1 plans are typically imposed on funds that generate high dividends and Mr. Jennings responded that various types of funds, including those that do not generate high dividends, have 12b-1 plans. Mr. Strong then inquired whether investors would choose to avoid those classes which impose 12b-1 fees and Mr. Jennings responded by stating that the classes are designed for particular investors so that only those classes which would attract investors seeking the 12b-1 services would have 12b-1 plans. Mr. Jennings explained that since institutional funds, for example, required little marketing effort and thus cause few distribution costs, they would invest in classes without 12b-1 plans.

        At this point Mr. Lindsay distributed and discussed a chart which provided information concerning sales loads and 12b-l plans for the Fund's competitors. (This chart is attached as Exhibit C to these minutes.) Mr. Lindsay noted that whereas currently the Fund was a no-load fund which did not have 12b-1 plans, most of its competitors as shown in this chart either had a sales load or 12b-1 plan, or had both.

        Mr. Lindsay then distributed a memorandum CSIA had prepared which concerned sales loads and 12b-1 classes.

(This CSIA memorandum is attached as Exhibit D to these minutes.) He discussed the selling strategy recommended for the Fund and spoke of the distribution channels and compensation mechanisms that would be employed to target particular market segments. As Mr. Lindsay reviewed particular market segments discussed in the CSIA memorandum, Mr. Mikity inquired who would qualify as a wealthy individual and Mr. Lindsay responded that the qualifications would vary but that an individual with as little as $250,000 could qualify. Mr. Lindsay explained that the Fund wants to attract wealthy investors who do not have advisory relationships with CoreStates and that the adoption of 12b-1 plans will enable the Fund to offer such individuals the better quality services they seek.

        Messrs. Lindsay and Vukhac continued the discussion of sales loads by speaking about the incentive sales loads provide brokers. They explained that because of the considerable effort required to encourage retail investors to purchase shares of a fund, a sales load is often used as a method to encourage the broker to sell shares of a particular fund.

        Mr. Mikity then inquired what percentage sales load would be paid by an investor not fitting within the market segments Mr. Lindsay had discussed, and Mr. Lindsay then explained that such an investor would pay the four percent load, unless the investor qualified for an exemption or reduction of the sales loads. Mr. Mikity then asked what volume of sales the Fund could expect to generate through sales to retail investors and Mr. Lindsay then indicated the vendor with whom CSIA had been speaking had provided numbers indicating that they would sell $3.5 million per broker and use 80 brokers. Mr. Lindsay stated that he believed those numbers were too high and that the Fund could expect approximately $100 million in sales per year.

        Mr. Lindsay next discussed market analyses performed by CSIA of bank customers which indicated that bank customers often are persons who need brokers to direct them into appropriate funds. The market analyses also indicated that even the more sophisticated investors, who eventually chose to pursue no-load funds such as Vanguard, typically purchased load funds when first buying mutual fund shares.

        Mr. Mikity then inquired how the Fund would compete against the Fidelity and Dreyfus funds, which spend much greater amounts on advertising than the Fund. Mr. Lindsay responded that these well-known funds are sources of competition but that bank customers often feel comfortable with investing in the Fund because of their relationship with CoreStates and that there are many of these bank customers who are willing to pay sales loads and 12b-1 fees. Mr. Lindsay explained that these investors want service as they are sometimes intimidated when making investment decisions.

        At this point Mr. Lindsay reviewed the discussion in the CSIA memorandum on the size of the sales loads and the breakpoints as well as the other issues addressed in the memorandum. He next highlighted the discussion of 12b-1 plans in the memorandum before summarizing the chart reviewing sales loads and 12b-1 plans of competitors of the Fund.

        Upon concluding the summarizations of these memoranda, Mr. Lindsay recommended to the Board of Directors that they adopt sales loads of up to four percent on the equity and fixed income portfolios of Fund. Mr. Lindsay explained that CSIA would seek to get the annuity vendor who will be selling Fund shares to settle for a two percent load on the fixed income portfolio, but he recognized that obtaining such a concession may be difficult given current industry practice. Mr. Jennings then indicated that the Board should vote upon the sales load resolution.

        Mr. Mikity then expressed his concern that the proximity of Vanguard might result in many investors selecting Vanguard over CoreFunds if CoreFunds implemented a sales load. Mr. Lindsay responded by acknowledging that some investors will prefer Vanguard because it is no-load and he stated that the adoption of the sales load is in part an experiment aimed at targeting retail investors who will be willing to pay the sales load. Mr. Lindsay added that it is CSIA's belief that there are many investors who will be willing to pay a sales load to invest in CoreFunds. Mr. Jennings then stated that the aim of the sales loads is to spur growth of Fund by giving brokers an incentive to sell shares of the Fund and that CSIA had determined that adoption of the sales loads was worthy of experiment by the Fund. At this point, after motion duly made and seconded, it was:

        RESOLVED, that the adoption of sales charges of up to four percent to be assessed upon shares of the Value Equity Fund,

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


        the Growth Equity Fund, the International Growth Fund and the Intermediate Bond Fund be, and hereby is, approved; and

        FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized to file amendments to the Fund's prospectuses to reflect the adoption of sales charges.

        Mr. Jennings then explained that the Fund's distribution agreement needed to be amended to reflect the adoption of sales charges on certain fund shares and, after motion duly made and seconded, it was:

        RESOLVED, that the Amended Distribution Agreement be, and hereby is, approved.

        Mr. Bruzda then announced that the meeting would adjourn but prior to adjournment Mr. Lindsay informed the Directors that at the April 13, 1992 Special Meeting of the Board of Directors, the Board would be asked to consider the change of its international custodian from Chase Manhattan to Barclays Bank. Mr. Strong then inquired why the change was being recommended and whether the change would lessen the protection available for the Fund's assets. Mr. Lindsay responded that the change was under consideration because the Fund's custodian, CoreStates Bank, was consolidating its custodial relationships with Barclays Bank and that the change might result in greater efficiency for the Fund. Both Mr. Jennings and Mr. Lindsay then explained briefly that the protections of
Section 17(f) of the Investment Company Act of 1940 operated to protect the Fund's assets and that Barclays would have to comply with Section 17(f) in order to be eligible to become the Fund's international sub-custodian. At this point it was agreed that further discussion on this matter should be continued at the April 13, 1992 meeting.

        There being no further business to come before the meeting, upon motion duly made and seconded, the meeting was adjourned at approximately 10:45 a.m.

                                            Respectfully submitted,

                                            /s/ THOMAS D. JONES, III
                                            -----------------------------------
                                            Thomas D. Jones, III
                                            Secretary of the Meeting

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